SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )

                            SUNDSTRAND CORPORATION
                               (Name of Issuer)

                    Common Stock, par value $.50 per share
                        (Title of Class of Securities)

                                   86732310
                                (CUSIP Number)

            John A. Levin                       (212) 332-8400
            John A. Levin & Co., Inc.           One Rockefeller Plaza
                                                New York, New York 10020
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                               December 13, 1994
         (Date of event which requires filing of this statement)
                            ______________________

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

            Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                      13D
CUSIP No.  86732310
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     John A. Levin & Co., Inc.
          OF ABOVE PERSON                       13-3134273
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS

            OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                    20,700

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER                 960,450

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER               20,700

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER          1,646,758
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                  1,668,308

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           5.2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  IA, BD
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  86732310
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     John A. Levin
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  00
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER              20,700

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER           960,450

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER         20,700

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER    1,646,758
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON            1,668,308
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               5.2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.
            -------------------

            This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, par value $.50 per share (the "Common Stock"), of SUNDSTRAND CORPORATION, a Delaware corporation whose principal executive offices are located at 4949 Harrison Avenue, P.O. Box 7003, Rockford, Illinois 61125-7003 (the "Company").

Item 2.     Identity and Background.
            -----------------------

            This Schedule 13D is being filed on behalf of (i) John
A. Levin & Co., Inc. ("Levin & Co."), a Delaware corporation and
(ii) John A. Levin, in each case, with respect to the shares of Common Stock held by Levin & Co. for the accounts of its investment advisory clients.

            Levin & Co. is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Its principal business is that of an investment adviser. John A. Levin is President, director and sole stockholder of Levin & Co.

            The other directors and executive officers of Levin & Co. are: (i) Elisabeth L. Levin, a director of Levin & Co., whose principal occupation is corporate art consultant with Corporate Art Directors, 41 East 57th Street, New York, New York 10022; and
(ii) Carol L. Novak, Secretary, Treasurer and a director of Levin
& Co.

            The principal business address of Levin & Co., John A. Levin and Carol L. Novak is One Rockefeller Plaza, 25th Floor,
New York, New York 10020. Mr. and Mrs. Levin and Ms. Novak are each citizens of the United States.

            None of the foregoing persons has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The source of funds for purchases of the Common Stock reported by Levin & Co. was the accounts of Levin & Co.'s advisory clients. The total amount of such funds is $8,735,457.28, excluding commissions.

Item 4.     Purpose of Transaction.
            ----------------------

            The purpose of the acquisition of shares of Common Stock by Levin & Co. is for investment. Levin & Co. intends to review its holdings with respect to the Company on a continuing basis. Depending on its evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Levin & Co. may acquire additional shares of Common Stock or other securities of the Company, sell all or a portion of its shares of Common Stock or other securities of the Company, now owned or hereafter acquired, or maintain its position at current levels.

            Levin & Co. has informally expressed to management of the Company that it believes the Company should consider certain opportunities to increase stockholder value over both the short and long term, including: (i) choosing a new CEO who can realize the unique value in the Company's existing businesses and (ii) using the Company's excess cash flow to buy back shares aggressively while the Common Stock is, in Levin & Co.'s opinion, at a considerable discount to its appropriate value. Levin & Co. also believes that management should consider whether the Company's present combination of two distinct businesses (Aerospace and Industrial) impedes each business from realizing the full market value it merits. Lastly, Levin & Co. recommends an expanded stock option program benefiting management and directors.

            Except as described above, Levin & Co. has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Levin & Co. may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) As of the close of business on December 21, 1994, Levin & Co. holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 1,668,308 shares of the Common Stock representing approximately 5.2% of the outstanding shares of Common Stock (based upon 32,221,562 shares of Common Stock reported to be outstanding at October 31, 1994 in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 1994).
By virtue of John A. Levin's positions as President, director and sole stockholder of Levin & Co., Mr. Levin may be deemed the beneficial owner of the 1,668,308 shares of Common Stock held by Levin & Co.

            (b) Levin & Co. has the sole power to vote and dispose of 20,700 shares of the Common Stock. Levin & Co. shares the power to vote 960,450 shares of Common Stock owned by its advisory clients and shares the power to dispose of 1,646,758 shares of Common Stock owned by its advisory clients. All such powers of Levin & Co. may be exercised by John A. Levin.

            (c) The trading dates, number of shares of Common Stock purchased and average price per share for all transactions in the Common Stock by Levin & Co. during the past 60 days are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange.

            (d) The shares of Common Stock held by Levin & Co. are held for the benefit of its investment advisory clients. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such client has any of the foregoing rights with respect to more than 5% of the class of Common Stock.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.
            ------------------------------------------------------

            Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            Not applicable.

                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:      December 22, 1994

                                    JOHN A. LEVIN & CO., INC.
                                    By: /s/ John A. Levin
                                        -------------------------
                                        John A. Levin, President


                                    /s/ John A. Levin
                                    -----------------------------
                                          John A. Levin

                                  SCHEDULE A

                       Transactions in the Common Stock

              Date of         No. of Shares                Average
            Transaction       Purchased (Sold)         Price Per Share
            -----------       ----------------        -----------------
               10/21/94               78,700               $44.8750
               10/28/94                1,760               $44.7500
               11/04/94                  300               $46.0000
               11/07/94                4,900               $46.1250
               11/08/94                3,200               $45.5073
               11/09/94                  400               $45.5000
               11/15/94                  500               $44.8125
               11/23/94                (100)               $43.7500
               11/25/94                  450               $43.3750
               11/28/94                5,670               $43.0663
               11/30/94               10,900               $43.0000
               12/02/94                2,000               $42.5000
               12/06/94                5,425               $42.7120
               12/12/94               23,000               $41.5054
               12/13/94               64,000               $42.1133


